UNITED STATES SECURITIES AND

                               EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

                     Annual Report Pursuant to Section 15(d)
                     of the Securities Exchange Act of 1934
                     For the fiscal year ended June 30, 2000
                                               -------------




                                 ALGOMA CENTRAL

                          EMPLOYEE STOCK PURCHASE PLAN

                            (Full title of the Plan)

                  Wisconsin Central Transportation Corporation

                  (Employer sponsoring the Plan, issuer of the

                    participations in the Plan and issuer of

                       the shares held pursuant to the Plan)





                        6250 North River Road, Suite 9000

                            Rosemont, Illinois 60018

                    (Address of principal executive offices)

                                ALGOMA CENTRAL

                          EMPLOYEE STOCK PURCHASE PLAN

                                    FORM 11-K

                         Fiscal Year Ended June 30, 2000

     CONTENTS                                                            PAGE

     Independent Auditors' Report........................................  1

     Statements of Net Assets Available for Benefits.....................  2

     Statements of Changes in Net Assets Available for Benefits..........  3

     Notes to Financial Statements.......................................  4

     Signatures..........................................................  7

     Index to Exhibits...................................................  8

                          Independent Auditors' Report

To Algoma Central Employee Stock
    Purchase Plan Administration Committee:

We have audited the accompanying statements of net assets available for benefits of the Algoma Central Employee Stock Purchase Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for each of the years in the three-year period ended June 30, 2000, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Chicago, Illinois
September 8, 2000

                                 ALGOMA CENTRAL

                          EMPLOYEE STOCK PURCHASE PLAN

                 Statements of Net Assets Available For Benefits

                             June 30, 2000 and 1999

                                                                June 30,
                                                           2000          1999
                                                        --------      --------

Cash................................................... $    181      $    312

Wisconsin Central Transportation Corporation stock
   options, at quoted fair market value (5,759
   and 4,586 options, respectively, total cost
   $65,161 and $73,835, respectively)..................   76,652        86,859
                                                        --------      --------

Net assets available for benefits...................... $ 76,833      $ 87,171
                                                        ========      ========


              The accompanying notes to financial statements are an
                   integral part of these financial statements.

                                 ALGOMA CENTRAL

                          EMPLOYEE STOCK PURCHASE PLAN

          Statements of Changes in Net Assets Available for Benefits

            For the Fiscal Years Ended June 30, 2000, 1999 and 1998

                                                           June 30,
                                                 2000        1999        1998
                                              ---------   ---------   ---------

Net assets available for benefits,
    beginning of fiscal year................. $  87,171   $ 177,744   $ 204,072

Increase (decrease) during year:

    Participants' payroll deductions.........    65,342      74,147     151,211

    Unrealized 15% discount on price of stock    11,491      13,024      26,533

    Stock issued, at fair market value,
       and cash paid to participants.........   (87,171)   (177,744)   (204,072)
                                              ---------   ---------   ---------
Net assets available for benefits,
    end of fiscal year....................... $  76,833   $  87,171   $ 177,744
                                              =========   =========   =========



              The accompanying notes to financial statements are an
                    integral part of these financial statements.

                                 ALGOMA CENTRAL

                          EMPLOYEE STOCK PURCHASE PLAN

                          Notes to Financial Statements

(1)    Summary of Significant Accounting Policies

       The financial statements of the Algoma Central Employee Stock Purchase Plan (the "Plan") are prepared under the accrual method of accounting. The Plan's investments are stated at fair value. All security transactions are recorded on a trade-date basis.

       All administrative expenses of the Plan are paid by the Plan's sponsor, Wisconsin Central Transportation Corporation (the "Company"). All amounts herein are stated in U.S. dollars.

(2)    Description of Plan

       The Plan was established in 1995 by the Company to furnish eligible employees (see "Eligibility") of Algoma Central Railway Inc. ("ACRI") a mechanism for voluntarily purchasing shares of the Company's common stock ("Common Stock") from the Company at a discount by exercising options to purchase Common Stock ("Options") under the Plan. The Plan is administered by a Plan Administration Committee (the "Committee") composed of members of the Company's Board of Directors. Eligible employees are subject to Canadian Federal and Provincial income taxes.

       Eligibility

       The Plan covers all full-time employees of ACRI who have had at least twelve months of continuous service preceding the date of the grant of Options, except any employee owning 5% or more of the total voting stock of the Company and certain highly compensated employees ("Eligible Employees"). At June 30, 2000, 29 Eligible Employees participated in the Plan.

       Grant of Options

       Under the Plan, the Company grants Options to all Eligible Employees once each year on a date selected by the Committee ("Date of Grant"). For the fiscal years ended June 30, 2000, 1999 and 1998, the Date of Grant was July 1, 1999, July 1, 1998 and July 1, 1997, respectively. The term of each Option is twelve months beginning on the Date of Grant, or such other period as the Committee may determine. The last day of each option period is the date on which the applicable Options may be exercised ("Date of Exercise"). For the fiscal years ended June 30, 2000, 1999 and 1998, the Date of Exercise was June 30, 2000, 1999 and 1998, respectively. The number of shares subject to Option for each participant is the quotient of the aggregate payroll deductions authorized by the participant for the option period divided by the applicable option price per share; provided, however, that the maximum number of shares for which Options may be granted to a participant for any option period shall not exceed $25,000 divided by the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant. For purposes of the Plan, "fair market value" of the Common Stock on each of the Date of Grant, the Date of Exercise or other applicable date is determined on the basis of the per share closing price of the last sale of the Common Stock immediately prior to the applicable date as reported by The Nasdaq Stock Market or, if listed on a stock exchange, as reported in the published reports of composite transactions for the exchange.

       Exercise of Options

       Each participant is considered to have exercised his or her Option on the Date of Exercise to the extent of the maximum number of whole shares of the Company's Common Stock that may be purchased with the balance on that date in the participant's account under the Plan for such Option. Any balance in such account after payment of the option price is refunded to the employee. The Company will issue to each participant, in the participant's name or in joint tenancy, the number of whole shares of Common Stock acquired on exercise of an option on the first day following the term of an Option.

       Notwithstanding the provisions of the Plan that contemplate the issuance of shares of Common Stock to participants on the Date of Exercise, the Committee may elect to make a cash payment to all participants who exercise options on any Date of Exercise in lieu of issuing shares of Common Stock to each such participant. Any such cash payment to a participant shall be an amount equal to the whole number of shares of Common Stock that would have been issued to such participant upon exercise of the Option multiplied by the fair market value of the Common Stock on the Date of Exercise, including the refund of any balance in the participant accounts after payment of the option price.

       The option price per share is equal to the lesser of (i) 85% of the fair market value of the Common Stock on the Date of Exercise or (ii) 85% of the fair market value of the Common Stock on the Date of Grant, or such other option price as the Committee may determine for any option period prior to the first day of such option period. The following summarizes the fair market value of the Company's Common Stock as of the Date of Exercise and the Date of Grant, as well as the discounted price offered to employees under the Plan for the fiscal years ended June 30, 2000, 1999 and 1998:

                                              Fair Market             Discounted
                     Date                        Value     Discount      Price
       -------------------------------        -----------  --------   ----------
       Fiscal year ended June 30, 2000:

           Date of Grant, July 1, 1999........ $ 18.88     $ 2.84      $ 16.04
           Date of Exercise, June 30, 2000....   13.31       2.00        11.31

       Fiscal year ended June 30, 1999:

           Date of Grant, July 1, 1998........ $ 21.88     $ 3.28      $ 18.60
           Date of Exercise, June 30, 1999....   18.94       2.84        16.10

       Fiscal year ended June 30, 1998:

           Date of Grant, July 1, 1997........ $ 36.56     $ 5.48      $ 31.08
           Date of Exercise, June 30, 1998....   22.75       3.41        19.34

       Contributions to the Plan

       Eligible employees may contribute annually to the Plan up to the smaller of (1) 7.5% (or another percentage as established by the Committee) of their annual compensation (not including incentives, bonuses, overtime, extended work-week premiums or other special payments, fees or allowances) or (2) an amount which complies with the $25,000 limitation discussed previously.

       Participant Accounts

       All payroll deductions and other receipts from participants during the term of an Option are held in the general assets of the Company and credited to a special account established under the Plan in the employee's name. No interest is paid or credited to amounts accumulated in the special account under the Plan. On the first business day following the term of an Option, the Company will issue whole shares of Common Stock in return for the funds accumulated in the special account under the Plan. Any balance in the special account after the Common Stock is issued is refunded to the employee.

       Withdrawals

       An employee can withdraw from the Plan at any time with proper notice. Withdrawal from the Plan is also effected by termination of service with ACRI. Employees are entitled to a full refund of monies previously withheld under the Plan during the current Plan year upon withdrawal.

       Stock Subject to the Plan

       The Common Stock which may be issued pursuant to Options under the Plan is limited to 225,000 shares of Common Stock. Stock Options exercised under the Plan for the fiscal years ended June 30, 2000, 1999 and 1998 totaled 18,126. After the stock Options are exercised under the Plan for the fiscal year ended June 30, 2000, the remaining number of shares which may be issued pursuant to the Plan is 206,874.

(3)    Stock and Cash Payable to Participants

       For the fiscal year ended June 30, 2000, 1999 and 1998, participant deductions under the Plan amounted to $65,342, $74,147 and $151,211, respectively. Utilizing the discounted exercise price of the Common Stock offered to participants ($11.31, 16.10 and $19.34 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively), these deductions were used to purchase 5,759, 4,586 and 7,781 whole shares of Common Stock for participants for the fiscal years ended June 30, 2000, 1999 and 1998, respectively. The cash remaining in the Plan after purchasing whole shares ($181, $312 and $726 for the fiscal years ended June 30, 2000, 1999 and 1998, respectively) was refunded to employees as part of their August 1, 2000, 1999 and 1998 payroll, respectively. Stock certificates issued to participants on July 1, 2000, 1999 and 1998 from the exercise of options for the fiscal years ended June 30, 2000, 1999 and 1998, respectively, were mailed to participants by EquiServe, the Company's transfer agent.

(4)    Wisconsin Central Transportation Corporation Stock Options

       Options owned by the Plan at June 30, 2000 and 1999 (the Dates of Exercise for the fiscal years ended June 30, 2000 and 1999) are stated in the Statement of Net Assets Available for Plan Benefits at the fair market value of the Common Stock on the Exercise Dates ($13.31 and $18.94, respectively) as reported by The Nasdaq Stock Market.

(5)    Unrealized Appreciation in Employee Stock Options

       The unrealized appreciation in the value of the stock Options is the increase in the fair market value of the Company's Common Stock from the Date of Grant to the Date of Exercise multiplied by the number of Options exercised. For the fiscal years ended June 30, 2000, 1999 and 1998 there was no unrealized appreciation as of the Date of Exercise. The 15% discount on the purchase price of the Common Stock, which amounted to $2.00, $2.84 and $3.41 per share for the fiscal years ended June 30, 2000, 1999 and 1998, respectively, was unrealized.

                                 ALGOMA CENTRAL

                          EMPLOYEE STOCK PURCHASE PLAN

                                   SIGNATURES

       Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             ALGOMA CENTRAL
                                             EMPLOYEE STOCK PURCHASE PLAN


Date: September 27, 2000                    By: /s/ Ronald G. Russ
                                                -------------------
                                                    Ronald G. Russ
                                                    Executive Vice President and
                                                    Chief Financial Officer

                                INDEX TO EXHIBITS

                                                                   Sequentially
                                                                     Numbered
Exhibit No.                  Description                               Page
----------                   ----------------                          ----

   23                        Consent of KPMG LLP                        11